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September 25, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Structured Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Komul Chaudhry Kayla Roberts

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC VW Credit Leasing, Ltd. Amendment No. 1 to Registration Statement on Form SF-3 Filed on May 31, 2024 File No. 333-276654

Dear Ms. Chaudhry:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated June 27, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 2, which has been marked to show the changes from Amendment No.1 to Registration Statement as filed on May 31, 2024, as well as a clean copy of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 2. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

September 25, 2024

Amendment No. 1 to Registration Statement on Form SF-3

Form of Prospectus

The Leases

Review of Pool Assets, Page 82

1.	We note your revisions on page 82 in response to prior comment 3 stating that VW Credit will perform a review of any leases and leased vehicles to be added to the pool during a funding or revolving period "to confirm that those leases and leased vehicles satisfy the criteria set forth under 'The Leases-Representations, Warranties and Covenants-Eligibility Criteria and Portfolio Characteristics' in this prospectus." We also note the disclosure on page 115 stating, in relevant part, that the expected characteristics of the subsequent assets “will not vary materially” from the characteristics of the initial pool. These representations appear to be inconsistent with the statement in the Risk Factor on page 20 (“[This prospectus provides information regarding the leases and leased vehicles…]”) that the subsequent assets may be of a “different credit quality and seasoning” than the initial pool. Please revise the prospectus, both here and elsewhere as appropriate, to reconcile this apparent discrepancy or to otherwise clarify the disclosure.

Response

Pursuant to comment 4 below, we have revised the disclosure in the prospectus to remove any reference to a potential funding or revolving period. In addition, we have revised the disclosure in the Risk Factor on page 19 to remove the sentence stating that the leases and related leased vehicles allocated to the transaction SUBI certificate “may be of a different credit quality and seasoning” as compared to the leases and related leased vehicles included in the statistical pool disclosed in the prospectus, to the extent a statistical pool is used.

Description of the Transaction Documents

The Accounts

[Pre-Funding Account], page 115

2.	Similarly, the disclosure on page 115 of the form of prospectus that the "underwriting criteria for subsequent leases and leased vehicles are substantially the same" also appears to be inconsistent with the statement in the Risk Factor cited in comment 1 that the initial leases and leased vehicles "may have been originated using credit criteria different from the criteria applied to the [initial pool]." Please revise the form of prospectus, both here and elsewhere as appropriate, to reconcile these statements. If different credit criteria will be used, please revise the prospectus to describe such criteria. Refer to Item 1111(g)(7) of Regulation AB.

Response

Pursuant to comment 4 below, we have revised the disclosure in the prospectus to remove any reference to a potential funding or revolving period. In addition, as stated in the response to comment 1, we have revised the disclosure in the Risk Factor cited in comment 1 to remove the sentence stating that the leases and related leased vehicles allocated to the transaction SUBI certificate “may have been originated using credit criteria different from the criteria applied to the” leases and related leased vehicles included in the statistical pool disclosed in the prospectus, to the extent a statistical pool is used.

September 25, 2024

Part II - Information Not Required in Prospectus

Item 14(a) Exhibits, page II-4

3.	We note your revisions in the section titled "Asset Representations Review-Asset Review Voting" on page 108 of the form of prospectus in response to prior comment 10. Please also revise Section 7.5 of the Form of Indenture filed as Exhibit 4.1 and elsewhere, as appropriate, for consistency.

Response

We have revised Section 7.5 of the Form of Indenture filed as Exhibit 4.1 to include the same revision as was included in the definition of “Instituting Noteholders” in the section titled "Asset Representations Review-Asset Review Voting" of the form of prospectus to clarify that notes held by VW Credit, Inc., or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote.

4.	We are unable to locate relevant provisions in the form of transaction documents filed as exhibits to the registration statement relating to potential funding or revolving periods and the contractual rights or obligations of any transaction party with respect to the establishment, maintenance, use, and/or disposition of a pre-funding account. Please revise the appropriate exhibits as necessary to reflect the relevant terms as disclosed in the form of prospectus.

Response

We have revised the disclosure in the prospectus to remove any reference to a potential pre-funding or revolving period.

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September 25, 2024

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Amanda Baker, at (212) 506-2544. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin
Stuart M. Litwin

cc:	Garett Miles
Kevin McDonald, Esq.